Exhibit 99.1

LATAM Group adjusts operational projection to 25% in April

Santiago (Chile), April 14, 2021 - LATAM estimates the passenger operation in April 2021 to reach 25% (measured in available seat kilometers - ASK) compared to the same month in 2019 and a pre-pandemic context. This operational projection is in line with the demand, which has been affected by new border closures and passenger travel restrictions due to the current impact of COVID-19 in the region.

The group plans to operate approximately 400 daily domestic and international flights this month, connecting 114 destinations in 15 countries. Meanwhile, in the Cargo Division, there are more than 1,150 cargo freighter flights scheduled.

All projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During March 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 22.6% in relation to the same period in 2019, based on an operation of 31.5% (measured in available seat-kilometers - ASK) compared to March 2019. As a result, the load factor decreased 23.3% percentage points to 59.5%.

With regard to the cargo operation, the load factor in March reached 67.2%, 9.1 percentage points higher than the same month of 2019.

LATAM Group Operational Estimate - April 2021

(measured in ASK)

Brazil	● 27% projected operation (versus April 2019) o 38% domestic and 16% international ● Total April routes: 72 domestic (equivalent to 190 daily flights) and 9 international.
Chile	● 18% projected operation (versus April 2019) o 50% domestic and 5% international ● Total April routes: 17 domestic (equivalent to 66 daily flights) and 11 international.
Colombia	● 64% projected operation (versus April 2019) o 107% domestic and 26% international ● Total April routes: 23 domestic (equivalent to 99 daily flights) and 2 international.
Ecuador	● 20% projected operation (versus April 2019) o 54% domestic and 11% international ● Total April routes: 6 domestic (equivalent to 14 daily flights) and 3 international.
Peru	● 31% projected operation (versus April 2019) o 48% domestic and 25% international ● Total April routes: 18 domestic (equivalent to 67 daily flights) and 15 international.
Cargo Division	● 78% projected operation (versus April 2019) o 61% domestic belly y 36% international belly* o 128% freighter

*	Belly: goods transported in the cargo hold (lower deck) of the aircraft.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

March 2021 Traffic Report

	March			March		Year to date
	2021	2020	% Change	2019	% Change	2021	2020	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	2,337	6,422	-63.6%	10,340	-77.4%	8,945	28,763	-68.9%
DOMESTIC SSC (1)	793	1,156	-31.4%	1,760	-54.9%	2,313	5,535	-58.2%
DOMESTIC BRAZIL (2)	940	2,004	-53.1%	2,486	-62.2%	4,547	8,559	-46.9%
INTERNATIONAL (3)	604	3,263	-81.5%	6,094	-90.1%	2,085	14,669	-85.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	3,926	9,048	-56.6%	12,481	-68.5%	13,657	35,465	-61.5%
DOMESTIC SSC (1)	1,076	1,593	-32.5%	2,175	-50.6%	3,234	6,926	-53.3%
DOMESTIC BRAZIL (2)	1,683	2,835	-40.6%	3,083	-45.4%	6,332	10,553	-40.0%
INTERNATIONAL (3)	1,168	4,620	-74.7%	7,222	-83.8%	4,090	17,986	-77.3%

PASSENGER LOAD FACTOR
SYSTEM	59.5%	71.0%	-11.5 pp	82.8%	-23.3 pp	65.5%	81.1%	-15.6 pp
DOMESTIC SSC (1)	73.8%	72.5%	1.2 pp	80.9%	-7.1 pp	71.5%	79.9%	-8.4 pp
DOMESTIC BRAZIL (2)	55.9%	70.7%	-14.8 pp	80.6%	-24.8 pp	71.8%	81.1%	-9.3 pp
INTERNATIONAL (3)	51.7%	70.6%	-18.9 pp	84.4%	-32.7 pp	51.0%	81.6%	-30.6 pp

PASSENGERS BOARDED (thousand)
SYSTEM	1,985	3,888	-48.9%	5,877	-66.2%	7,343	17,654	-58.4%
DOMESTIC SSC (1)	1,045	1,340	-22.0%	2,053	-49.1%	2,996	6,404	-53.2%
DOMESTIC BRAZIL (2)	787	1,802	-56.3%	2,355	-66.6%	3,827	7,813	-51.0%
INTERNATIONAL (3)	154	746	-79.4%	1,469	-89.5%	520	3,437	-84.9%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	248	257	-3.5%	313	-20.7%	731	832	-12.1%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	370	466	-20.6%	540	-31.5%	1,119	1,587	-29.5%

CARGO LOAD FACTOR
SYSTEM	67.2%	55.3%	11.9 pp	58.0%	9.1 pp	65.3%	52.5%	12.9 pp

About LATAM Airlines Group S.A.

LATAM Airlines Group is the leading airline group in Latin America, present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and to Europe, the United States and the Caribbean.

The Group has a fleet of Boeing 767, 777, 787, Airbus A350, A321, A320, A320neo and A319 aircraft.

LATAM Airlines Group's shares are traded on the Santiago de Chile stock exchange and its ADRs are traded on the over-the-counter (OTC) markets in the United States.

For press inquiries, please write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

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